GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193

(212) 351-4000

www.gibsondunn.com

BBecker@gibsondunn.com

November 9, 2009

Direct Dial	Client Matter No.
(212) 351-4062	C 50615-00002

Fax No.

(212) 351-6202

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Kraft Foods Inc.
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, Kraft Foods Inc. (the “Company”) hereby files a preliminary proxy statement on Schedule 14A in connection with a special meeting of stockholders (the “Special Meeting”) at which the Company’s stockholders will be voting on two matters: (1) a proposal to approve issuing up to a specified number of shares of the Company’s Class A common stock, which will be determined before the definitive proxy statement on Schedule 14A is filed, in connection with the Company’s proposed acquisition of Cadbury plc, including any issuance of shares of the Company’s Class A common stock to finance the acquisition, and (2) a proposal to approve any adjournments of the Special Meeting, including, if necessary, to solicit additional proxies in favor of the issuance of up to the specified number of shares of the Company’s Class A common stock if there are not sufficient votes for such proposal.

The Company wishes to file its proxy materials in definitive form as soon as practicable. We would appreciate any assistance that the SEC staff can provide in facilitating the release of the Company’s definitive proxy materials.

If there are any questions, please do not hesitate to contact me at the telephone number provided above, or, in my absence, Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or James J. Moloney of Gibson, Dunn & Crutcher LLP at (949) 451-4343.

GIBSON, DUNN & CRUTCHER LLP

November 9, 2009

Sincerely,

/s/ Barbara L. Becker
Barbara L. Becker

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP
James J. Moloney, Gibson, Dunn & Crutcher LLP